EXHIBIT 3

November 10, 2013

Vincent J. Intrieri
Icahn Capital LP
767 Fifth Avenue
New York, New York 10153

Dear Mr. Intrieri:

As an inducement to Carl C. Icahn and certain entities affiliated with Mr. Icahn signing the Nomination and Standstill Agreement with Transocean Ltd. (the “Company”), dated as of the date hereof, the Company and the Board of Directors (the “Board”) hereby agree that you are entitled to attend all the Board meetings of the Company prior to your potential election at the 2014 annual meeting; provided that such agreement shall not have been terminated prior to your attendance at any such meeting.  The first meeting of the Board will take place on November 15, 2013 at 8 a.m. Swiss time, at the Company’s office located at Tumstrasse 30, CH 6300 Zug, Switzerland.  We will provide written notice to you of additional Board meetings as they are scheduled.  As you have not yet been elected to the Board, you would be attending Board meetings as an observer and will not be voting on any matters that come before the Board.

In connection with any meeting of the Board that you may attend as an observer prior to your becoming a member of the Board, you understand that you may learn of certain non-public information that is proprietary to the Company and which may include price-sensitive information, certain trade secrets or other business information (including, with respect to the Macondo incident) the disclosure of which could harm the Company.  In consideration for, and as a condition of, the information being furnished to you, you agree to treat any and all of such information (regardless of the manner in which it is furnished, including without limitation in written or electronic format or orally, gathered by visual inspection or otherwise) as confidential and, except as required by law, not disclose such information to any person; provided that you may disclose such information in accordance with and subject to the terms of that certain letter agreement (the "Confidentiality Agreement"), dated November 10, 2013, by and between the Company and the Icahn Group (as defined in the Confidentiality Agreement).

In addition, you agree that, in the event the Board (in its sole discretion) determines that your presence at all or any portion of a meeting of the Board that you attend as an observer prior to your becoming a member of the Board (i) could constitute a waiver of the Company’s attorney-client privilege or attorney work product privilege or (ii) could give rise to a conflict of interest that would, if you were already a member of the Board, require you to not participate in a meeting of the Board, you will immediately recuse yourself from any such meeting (or portion thereof) until you are subsequently invited by the Board to attend such meeting (or portion thereof).

The Company agrees to include and name you on its Directors and Officers liability insurance policy, as if you were a director on the date hereof.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

TRANSOCEAN LTD.

By:  /s/ Steven L. Newman
   Name:  Steven L. Newman
           Title:  President and CEO

VINCENT INTRIERI

By: /s/ Vincent Intrieri